Exhibit 99.1

Allego Expands Its Strategic Partnership With ATU in Germany

ATU and Allego sign contract for 400 new fast charging locations across the country

ARNHEM, Netherlands & BERLIN—(BUSINESS WIRE)—Allego Holding B.V. (NYSE: ALLG), a leading pan-European electric vehicle charging network, today announced a strategic partnership with ATU the market leader in Germany of automotive service and spare parts and accessories. With this agreement in place the EV charging infrastructure roll out in Germany is about to get an enormously strong boost: ATU and Allego have agreed to equip an additional 400 ATU branch locations with e-charging stations. This nationwide project and charging network is to begin as early as this year.

“With the signing of the contract, we are playing a leading role in the expansion of e-mobility. Together with our partner Allego, we are meeting the challenges of the energy transition with a high-performance charging infrastructure at over 400 locations. At the same time, with this cooperation, we are further expanding our outstanding position as a service and accessory partner for e-mobility across the board,” explains Lars Heyne, Managing Director for Transformation (CTO) at ATU. It is likely the partnership will go beyond the mere role out of this network, and strengthened with further joint projects and targeted activities in the areas of marketing, communication as well as developing special fleet offers.

High Power Charging Stations for Ultra-Fast Charging

Specifically, the partnership provides for the installation of fast charging stations at 400 ATU stores totaling around 900 charging points. Allego is investing a mid-double-digit million sum for this purpose, and ATU will provide the locations for the charging stations. Allego Managing Director Ulf Schulte explains: “We deliberately chose ATU for this major project. We were just so impressed by the strong branch network with attractive locations and motivated by our very successful cooperation to date spanning 41 locations already.” Turning to the specifics of the agreement, Allego will lead on the construction and maintenance of the foreseen high-power charging stations. All of whom will at least have a 150 kW of charging capacity, enabling electric cars to charge up in a short time. “Currently, the plans foresee the start of the build out of 85 new locations already this year all in close cooperation with our partner ATU of course. In addition, the existing 41 locations will all be upgraded to 150 KW,” Schulte continues.

According to ATU CTO Lars Heyne, the roll out of all of the foreseen infrastructure is to be expected on stream by the end of 2024: “However, the schedule will depend on delivery times and approval procedures and can therefore not be accurately predicted.” Given that 41 ATU locations are already equipped with charging stations, the nationwide network will grow over time to around 440 locations and will envelop over 80% of the entire ATU branch network in Germany.

All-round service for the electric mobility of the future

With the signing of the contract a successful partnership in the field of e-mobility services continues. Since 2017, Allego has been operating 41 fast charging stations at ATU branches throughout Germany, which are very well received by customers. “Our e-mobility service does not only include charging stations. ATU customers can already have their vehicle serviced and repaired by specially trained specialists for electric cars. Last but not least, e-vehicle manufacturers such as Aiways, with whom ATU is increasingly cooperating, are also relying on this service competence. A constantly growing range of accessories for electric cars is also available in our stores and in the ATU online shop,” emphasizes Heyne. The fact that e-mobility is booming and setting the course for a sustainable future in road transport is illustrative by the experience obtained by the ATU branch network: “Last year, we repaired and serviced 140 percent more e-cars than before – and the trend is rising,” explains Heyne.

About Allego

Allego is a leading European provider of charging solutions for electric vehicles. As a pioneer in the electromobility industry, Allego has many years of experience in the field of electromobility and the construction of fast charging stations taking into account all industry standards. Allego currently operates 26,000 public charging stations in 14 European countries, including Belgium, Denmark, France, Germany, Luxembourg, the Netherlands, Portugal, Sweden and the United Kingdom. The Allego network includes both AC (normal charging) and DC (fast charging) charging solutions, covering urban areas as well as major transport corridors and motorways across Europe. The Allego EV Cloud currently contains over 30,000 charging points and supports companies and electric car drivers via a cloud-based service platform. The platform offers a comprehensive service portfolio such as billing, charging point monitoring, mobile apps, portal access and analysis tools. For more information, see: www.allego.eu

The company ATU

ATU was founded in 1985 and is today the market leader in Germany with a unique combination of automotive service and shop for parts and accessories. Headquartered in Weiden, ATU operates more than 550 stores in Germany and Austria. The approximately 10,000 employees generate a turnover of around one billion euros per year. Since 2016, ATU has been part of the European market leader Mobivia. With 19 brands, over 2,000 branches and more than 22,000 employees, the French group of companies has unique know-how in the mobility sector. Gasoline, natural gas, electricity or hybrid—whatever drives the car, ATU provides automotive service for vehicles of all brands. The manufacturer’s warranty is retained. At each location as well as in the online shop, ATU offers an extensive range of accessories and spare parts in OEM quality. The product worlds range from tires and rims to care products, travel accessories and transport items to alternative forms of mobility such as e-bikes and scooters as well as equipment for electric cars. ATU stands for a simple, convenient and sustainable customer experience. As a partner for all drivers, ATU enables a high level of quality at attractive prices—both for private customers and business customers of all fleet sizes. ATU has been actively committed to the environment for years. This environmental awareness is an integral part of the corporate strategy. With a capacity of 14 million tyres per year, ATU operates one of the largest tyre recycling plants in Europe. All other recyclable materials from the German branches are also processed and disposed of in the recycling centres in Weiden and Werl. In addition to continuously reducing its own CO2 footprint, ATU is constantly expanding its range of sustainable products through innovations such as retreaded tyres.

Arne Richters, Head of Public Affairs & Communication

Cell Phone: +32 (0)487-545611

Email: arne.richters@allego.eu